Exhibit 99.1

The following discussion of “Recent Business Developments and Financial Results” relates to, and should be read in conjunction with, the Condensed Consolidated Interim Financial Statements of Gerdau S.A. (the “Company”) as of June 30, 2010, furnished pursuant to the Company’s submission on Form 6-K dated September 15, 2010.

Business Cyclicality and Seasonality

The steel industry is highly cyclical worldwide. Consequently, the Company is exposed to substantial swings in the demand for steel products which in turn causes volatility in the prices of most of its products. In addition, since the Brazilian steel industry produces substantially more steel than the domestic economy is able to consume, the sector is dependent on export markets. The demand for steel products and hence the financial condition and operating results of companies in the steel industry, including the Company itself, are generally affected by macroeconomic fluctuations in the world economy and the domestic economies of steel-producing countries, including general trends in the manufacturing, construction and automotive sectors. Since 2003, demand for steel products from developing countries (particularly China) and overall world economic growth have contributed to historically high levels in the prices of the Company’s steel products. However, these relatively high prices did not persist, especially in view of the expansion in installed capacity worldwide or the recent lower level of demand. In 2008 and in the beginning of 2009, the United States economy had shown strong signs of lower economic activity, affecting many other countries and consequently international steel prices. Since June 2009, the world economy has been showing gradual recovery, positively impacting steel demand and prices.

In the Company’s Brazilian and Latin American operations, shipments in the second and third quarters of the year tend to be stronger than in the first and fourth quarters, given the reduction in construction activity. In the Company’s North American operations, demand is influenced by winter conditions, when consumption of electricity and other energy sources (i.e., natural gas) for heating increases and may be exacerbated by adverse weather conditions, contributing to increased costs and decreased construction activity, and in turn leading to lower sales. For the Company’s Specialty Steel BO, particularly in Spain, the third quarter is traditionally marked by collective vacations that reduce operations in the quarter to only two months.

Recent Production and Shipments Trends (Six-Month Period Ended June 30, 2010 Compared to the Six-Month Period Ended June 30, 2009)

Crude Steel

On a consolidated basis, Gerdau’s crude steel production increased 61% from 5.649 million tonnes in the six-month period ended June 30, 2009 to 9.071 million tonnes in the corresponding period of 2010. The Company increased production in line with the recoveries observed in each of its business operations. The Brazil BO was the highlight in this comparison period, with production growth of 69%, which was due to the resumption of operations of Blast Furnace 1 at the Ouro Branco unit in Minas Gerais as of July 2009, which has annual production capacity of 3 million tonnes and focuses on the production of semi-finished products for the export market. At the Specialty Steel BO, government programs targeting the automotive industry, improvements in demand and financial credit access supported an increase of 134% in crude steel production, from 0.707 million tonnes in the six-month period ended June 30, 2009 to 1.660 million tonnes in the corresponding period of 2010, with an improvement in all operational regions (Brazil, United States and Spain). The North America BO increased its crude steel production by 43%, from 2.261 million tonnes in the six-month period ended June 30, 2009 to 3.239 million tonnes in the corresponding period of 2010, to adjust its inventories and meet the higher demand in the first six months of 2010. At the Latin America BO, the 12% growth in crude steel production, from 0.632 million tonnes in the six-month period ended June 30, 2009 to 0.707 million tonnes in the corresponding period of 2010, was also supported by the rebuilding of inventories and by the higher demand, partially offset by a stoppage at the melt shop in Colina, Chile, in the first six months of 2010, which was affected by an earthquake on February 27, 2010. At the Peru unit, a new electric-arc furnace was installed, which has been operating regularly since July 2010, replacing the two previous furnaces. In addition, a new electric-arc furnace was installed in this unit together with a new dedusting system in order to protect the air.

Rolled Products

Consolidated production of rolled products increased 43%, from 5.238 million tonnes in the six-month period ended June 30, 2009 to 7.490 million tonnes in the corresponding period of 2010. The highlight in the period was the Specialty Steel BO, which more than doubled its production to 1.503 million tonnes. The Brazil and North America BOs also posted recoveries in the period, with increases of 38%, from 1.552 million tonnes in the six-month period ended June 30, 2009 to 2.140 million tonnes in the corresponding period of 2010, and 34%, from

2.197 million tonnes in the six-month period ended June 30, 2009 to 2.933 million tonnes in the corresponding period of 2010, respectively.

			Variation
Production (1,000 tonnes)	Six-Month period ended June 30, 2010	Six-Month period ended June 30, 2009	Six-Month period ended June 30, 2010/ Six-Month period ended June 30, 2009
Crude Steel (slabs, blooms and billets)
Brazil	3.465	2.047	69%
North America	3.239	2.261	43%
Latin America	707	632	12%
Specialty Steel	1.660	709	134%
Total	9.071	5.649	61%

Rolled steel
Brazil	2.140	1.552	38%
North America	2.933	2.197	34%
Latin America	914	760	20%
Specialty Steel	1.503	729	106%
Total	7.490	5.238	43%

Note: the information above does not include data from shared controlled companies and joint ventures.

Shipments

Consolidated shipments increased 31%, from 6.440 million tonnes in the six-month period ended June 30, 2009, a period that was severely affected by the global crisis, to 8.436 million tonnes in the corresponding period of 2010. The Brazil BO contributed the most to this increase, with steel shipments growth of 39%, driven primarily by shipments to the domestic market. According to the Brazilian Institute of Geography and Statistics (IBGE), Brazilian industrial production, which posted growth of 16% in the six-month period ended June 30, 2010, played a key role in supporting Gerdau’s sales in Brazil. The construction sector continues to be supported by strong demand growth in the Brazilian market. Shipments of ready-to-use steel products, such as fabricated rebar for construction, made important contributions to this recovery and already represent around 30% of shipments to the construction industry in Brazil. Total Brazilian exports remained virtually in line with the first six months of 2009. Despite the decline in exports of finished products, which were redirected to the domestic market, exports of semi-finished products increased, reflecting the resumption of production at Blast Furnace 1 at the Ouro Branco unit in Minas Gerais, as mentioned earlier. At the North America BO, shipments increased 20%, from 2.319 million tonnes in the six-month period ended June 30, 2009 to 2.794 million tonnes in the corresponding period of 2010. The demand increased in the period, partially related to energy projects (wind, nuclear and oil). The Specialty Steel BO recorded shipments growth of 66%, from 0.819 million tonnes in the six-month period ended June 30, 2009 to 1.361 million tonnes in the corresponding period of 2010, reflecting the series of monthly records for vehicle production in Brazil and the continued solid demand in the U.S. automotive industry during 2010. The Latin America BO, where sales volume were affected by the crisis to a lesser extent than the other BOs, posted shipments growth of 9%, from 0.994 million tonnes in the six-month period ended June 30, 2009 to 1.081 million tonnes in the corresponding period of 2010, led by the Chile, Argentina and Peru units.

			Variation
Consolidated Shipments (1) (1,000 tonnes)	Six-Month period ended June 30, 2010	Six-Month period ended June 30, 2009	Six-Month period ended June 30, 2010/ Six-Month period ended June 30, 2009
Brazil	3.200	2.308	39%
Domestic Market	2.428	1.533	58%
Exports	772	775	0%
North America	2.794	2.319	20%
Latin America (2)	1.081	994	9%
Specialty steels	1.361	819	66%
Total	8.436	6.440	31%

(1) Excludes shipments to subsidiaries

(2) Excludes coke sales

Note: the information above does not include data from shared controlled companies and joint ventures.

Results of Operations of the Six-Month Period Ended June 30, 2010 Compared to the Six-Month Period Ended June 30, 2009

The following table sets forth Gerdau’s summary financial information, presented in Brazilian reais and prepared in accordance with the IFRS.

The summary financial data for the six-month periods ended June 30, 2010 and 2009 have been derived from the Company’s unaudited condensed consolidated interim financial statements which are included elsewhere in this offering memorandum.

	In thousands of Brazilian reais (R$) for the Six-Month period ended
	June 30, 2010	June 30, 2009
NET SALES	15,403,334	13,369,300
Cost of sales	(12,182,041)	(11,870,126)
GROSS PROFIT	3,221,293	1,499,174
Selling expenses	(259,149)	(212,262)
General and administrative expenses	(857,719)	(945,402)
Impairment of assets	—	(978,594)
Restructuring costs	—	(101,469)
Other operating income	48,518	111,324
Other operating expenses	(25,006)	(54,708)
Equity in earnings (losses) of unconsolidated companies, net	61,228	(120,716)
NET INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	2,189,165	(802,653)
Financial income	147,482	238,835
Financial expenses	(555,534)	(728,364)
Exchange variations, net	(96,436)	844,946
Gain and losses on derivatives, net	2,468	(16,286)
NET INCOME (LOSS) BEFORE TAXES	1,687,145	(463,522)
Income and social contribution taxes
Current	(386,364)	(85,120)
Deferred	127,932	254,546
NET INCOME (LOSS)	1,428,713	(294,096)
ATTRIBUTED TO:
Owners of the parent	1,237,321	(177,628)
Non-controlling interests	191,392	(116,468)
	1,428,713	(294,096)

The following analysis refers to the consolidated results of Gerdau.

Net Sales

Consolidated net sales increased 15%, from R$13.4 billion in the six-month period ended June 30, 2009 to R$15.4 billion in the corresponding period of 2010, primarily due to the 31% increase in shipments reflecting the recovery of the markets, especially Brazil, from 6.440 million tonnes in the six-month period ended June 30, 2009 to 8.436 million tonnes in the corresponding period of 2010, which was partially offset by the decrease of 12% in the net sales per tonne. The Brazil BO recorded net sales 29% higher, from R$4.8 billion in the six-month period ended June 30, 2009 to R$6.2 billion in the corresponding period of 2010, reflecting the 39% upturn in shipments. At the North America BO, net sales decreased by 4%, from R$4.5 billion in the six-month period ended June 30, 2009 to R$4.3 billion in the corresponding period of 2010, mainly due to the reduction of 21% in the net sales per tonne sold, a consequence of the appreciation of 18% in the Brazilian real against the U.S. Dollar between the two periods. During this period, this decrease was offset by an improvement of 20% in shipments related to energy projects (wind, nuclear and oil), from 2.319 million tonnes in the six-month period ended June 30, 2009 to 2.794 million tonnes in the corresponding period of 2010. At the Latin America BO, net sales were largely unchanged from the first six months of 2009, totaling R$1.7 billion in the six-month period ended June 30, 2009 and R$1.7 billion in the corresponding period of 2010, as a consequence of an increase in shipments of 9%, especially in the Chile, Argentina and Peru units, partially offset by a reduction of 8% in the net sales per tonne sold. The Specialty Steel BO recorded an increase of 35% in net sales, from R$2.4 billion in the six-month period ended June 30, 2009 to R$3.2 billion in the corresponding period of 2010, due to a 66% growth in shipments, reflecting ongoing increases in vehicle production in Brazil in 2010 coupled with continued demand in the U.S. automotive industry during 2010, partially offset by the reduction in the net sales per tonne.

Net Sales	Six-Month period ended June 30,	Six-Month period ended June 30,	Variation Six-Month period ended June 30, 2010/ Six-Month period ended
(R$ million)	2010	2009	June 30, 2009
Brazil	6,167	4,774	29%
Domestic Market	5,371	3,988	35%
Exports	796	786	1%
North America (1)	4,316	4,510	-4%
Latin America (2)	1,706	1,710	0%
Specialty Steel	3,215	2,375	35%
Total	15,404	13,369	15%

Note: the information above does not include data from shared controlled companies and joint ventures.

(1)          In the comparison six-month period ended June 30, 2010 compared to the six-month period ended June 30, 2009, there was an increase of 17%, in U.S. Dollars.

(2)          Includes coke sales.

Cost of Sales and Gross Profit

On a consolidated basis, cost of sales increased 3% from R$11.9 billion in the six-month period ended June 30, 2009 to R$12.2 billion in the corresponding period of 2010, compared with growth of 15% in net sales from R$13.4 billion in the six-month period ended June 30, 2009 to R$15.4 billion in the corresponding period of 2010, both resulting from increases in shipments. As a result, gross profit increased from 11% in the six-month period ended June 30, 2009 to 21% in the corresponding period of 2010. At the Brazil BO, the gross profit was 29% in the six-month period ended June 30, 2010, largely unchanged from the corresponding period of 2009, reflecting the 29% increase in the net sales and cost of goods. The North America BO posted an increase in gross profit from 5% in the six-month period ended June 30, 2009 to 10% in the corresponding period of 2010, due to higher shipments and resulting lower fixed cost per tonne sold. At the Latin America BO, gross profit improved from -5% in the six-month period ended June 30, 2009 to +18% in the corresponding period of 2010, which is explained by the efforts made to reduce costs over the course of 2009 and the stronger shipments and consequent greater dilution of fixed costs. At the Specialty Steel BO, the gross profit increased from -1% in the six-month period ended June 30, 2009 to

22% in the corresponding period of 2010, primarily due to the resulting lower fixed cost per tonne sold and the strong growth in shipments.

Selling, General and Administrative Expenses

Operating expenses (selling expenses, general and administrative expenses) decreased 3.5% from R$1,157.7 million in the six-month period ended June 30, 2009 to R$1,116.9 million in the corresponding period of 2010, due to the Company’s efforts to reduce fixed expenses. As a consequence of such effort, in the same comparison period, the operating expenses over the net sales decreased from 8.7% to 7.3%.

Impairment of Assets and Restructuring Costs

As noted herein, Gerdau reports its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standard Board (IASB). These accounting standards determine that the Company’s assets must undergo impairment tests based on revisions of the prospects for cash generation and the future earnings from the Company’s operations.

During 2009 the Company monitored indicators of asset deterioration and whenever necessary applied impairment tests, which are based on projections for the global economic scenario, which indicated deterioration in steel assets worldwide.

In the six-month period ended June 30, 2009 the Company recognized an impairment of assets in the amount of R$978.6 million and restructuring costs of R$101.5 million (related to the closure of some mills, such as employee severance costs, pension plans, etc.) which was mainly generated by downward revisions in expectations for operating results in the North America and Specialty Steel business operations. In the six-month period ended June 30, 2010, due to the improvement in the markets where Gerdau operates, there was no need to recognize any impairment adjustment.

Equity in Earnings (Losses) of Unconsolidated Companies, Net

Equity income from unconsolidated companies increased from a loss of R$120.7 million in the six-month period ended June 30, 2009 to a gain of R$61.2 million in the corresponding period of 2010, primarily as a result of a 42% increase of steel products shipments from 393,000 tonnes in the six-month period ended June 30, 2009 to 559,000 tonnes in the corresponding period of 2010 and generated net sales of R$780.6 million in the six-month period ended June 30, 2010 mainly as a consequence of the recovery of the markets where Gerdau has joint ventures, especially the Gerdau Ameristeel Gallatin joint venture.

Net Income (Loss) Before Financial Income (Expenses) and Taxes

Income Before Financial Income (Expenses) and Taxes increased from a loss of R$802.7 million in the six-month period ended June 30, 2009 to a gain of R$2,189.2 million in the corresponding period of 2010. This difference is due to an improvement in the Company’s shipments, better results of Equity in earnings of unconsolidated companies in the six-month period ended June 30, 2010 and negative impact of the impairment test recognized in the corresponding period of 2009, primarily due to downward revisions in expectations for operating results in the North America and Specialty Steel BOs.

Financial Income, Financial Expenses, Exchange Variations, Gains and Losses in Derivatives

The consolidated financial result decreased from a gain of R$339.1 million in the six-month period ended June 30, 2009 to an expense of R$502.0 million in the corresponding period of 2010. This variation is primarily due to an appreciation of 16% in the Brazilian real against the U.S. dollar in the six-month period ended June 30, 2009 (positive impact of R$844.9 million) against a depreciation of 3.3% in the corresponding period of 2010 (negative impact of R$96.4 million), which impacted a portion of the loans denominated in foreign currency contracted by the companies in Brazil.

Note that of the total foreign-currency debt of US$2.9 billion contracted by Gerdau companies in Brazil as of June 30, 2010, US$1.5 billion is linked to the acquisition of companies abroad, whose foreign exchange variation is booked directly under shareholders’ equity, in accordance with IFRS. For the remaining US$1.4 billion, the foreign exchange gains or losses are recorded on the income statement.

Provision for Income Taxes

Provision for Income Taxes increased from a negative amount of R$258.4 million in the six-month period ended June 30, 2009 to a positive amount of R$169.4 million in the corresponding period of 2010, mainly due to more favorable results in the first six months of 2010.

Net Income (Loss)

Consolidated net income increased from a negative amount of R$294.1 million in the six-month period ended June 30, 2009 to a positive amount of R$1,428.7 million in the corresponding period of 2010, mainly due to the improvement in Gerdau’s business operations as a whole. Note that net income in the six-month period ended June 30, 2009 was adversely affected by losses from asset impairment in the amount of R$796.5 million, net of tax. Excluding this effect, net income in the six-month period ended June 30, 2009 would be R$502.4 million.

Net Income	Six-Month period ended June 30,	Six-Month period ended June 30,	Variation Six-Month period ended June 30, 2010/ Six-Month period ended
(R$ million)	2010	2009	June 30, 2009
Brazil	749	1.115	-33%
North America	127	(148)	—
Latin America	184	(451)	—
Specialty Steel	369	(810)	—
Net Income	1.429	(294)	—

For the Brazil BO, net income decreased 33%, from R$1,114.9 million in the six-month period ended June 30, 2009 to R$749.4 million in the corresponding period of 2010. The result was primarily due to the foreign exchange gain of R$781.7 million in the six-month period ended June 30, 2009 compared with an exchange loss of R$114.4 million in the corresponding period of 2010. The other business operations posted positive results in the six-month period ended June 30, 2010, reversing the net losses posted in the six-month period ended June 30, 2009, primarily as a result of an increase in shipments.

Liquidity and Capital Resources

The following table sets forth in part the statement of financial position and cash flow information of Gerdau.

	As of and for the Six-Month period ended June 30,
	2010	2009
	(in thousands of Brazilian reais - R$)
Balance sheet selected information
Cash and cash equivalents	1,875,269	2,983,983
Short-term investments(1)	2,395,233	3,215,807
Current assets	16,019,780	16,428,912
Current liabilities	5,283,109	6,007,673
Net working capital (2)	10,736,671	10,421,239
Property, plant and equipment, net	16,238,916	17,926,045
Net assets (3)	23,227,873	22,323,754
Total assets	46,327,751	49,271,651
Short-term debt (including “Current Portion of Long-Term Debt”)	1,369,661	2,658,938
Long-term debt, less current portion	12,794,682	15,502,515
Debentures - short term	113,166	167,375
Debentures - long term	475,694	591,859
Equity	23,227,873	22,355,630
Capital stock	14,184,805	14,184,805

(1)  Include trading and available for sale.

(2)  Total current assets less total current liabilities.

(3)  Total assets less total current liabilities and less total non current liabilities.

	For the Six-Month period ended June 30,
	2010	2009
	(in thousands of Brazilian reais - R$, unless otherwise stated)
Cash Flow Data:
Cash flows from operating activities	1,760,513	3,476,479
Cash flows from investing activities	(782,572)	(987,170)
Cash flows from financing activities	(1,182,206)	(1,339,963)
Operating Data (in thousand tons):
Consolidated shipments	8,436	6,440
Total production of long rolled steel(1)	7,490	5,238
Total production of slabs, billets and blooms(1)	9,071	5,649
Other Information:
Capital expenditures	(451,263)	(865,271)
Depreciation and amortization	931,841	916,863
Adjusted EBITDA and ratios:
Net Income for the period	1,428,713	(294,096)
(+) Financial results (financial expense, financial income, exchange variations, net and gains and losses on derivatives, net)	502,020	(339,131)
(+) Income and social contribution taxes	258,432	(169,426)
(+) Depreciation and amortization	931,841	916,863
(+) Restructuring costs	—	101,469
(+) Impairment of assets	—	978,594
(=) Adjusted EBITDA(2)	3,121,006	1,194,273
Total Debt(4)	14,753,203	18,920,687
Interest Expenses (12-month period)	(612,693)	(846,826)
Total Debt(4)/Adjusted EBITDA(2)(5)	2.6	2.9
Adjusted EBITDA(2) (12-month period)/Interest Expenses (12-month period)(6)	4.8	3.5
Current liquidity ratio (3)	3.0	2.7

(1)   The rolling process relies on raw materials produced at the melt shops such as slabs, blooms and billets.  Part of these products is sold directly to external customers and the remainder used in the rolling process.

(2)   Adjusted EBITDA is equal to net income, plus financial expenses, financial income, foreign exchange gains and losses (net) and gains and losses on derivatives (net), plus provision for income taxes, plus depreciation and amortization, plus impairment of assets, plus restructuring costs.  Adjusted EBITDA is not a measure of financial performance calculated in accordance with IFRS and management believes adjusted EBITDA should not be construed as an alternative to net income determined in accordance with IFRS, as a performance indicator or as an alternative to cash flows from operations as a measure of liquidity and cash flows.  Adjusted EBITDA does not have standardized meaning and our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.  However, because Adjusted EBITDA does not account for certain costs intrinsic to our business, which could, in turn, materially affect our profits, such as financial expenses, taxes, depreciation, capital expenditures and other related charges, Adjusted EBITDA presents limitations that affect its use as a measure of our profitability.  Management uses this measure to focus on on-going operations, and believes that it is useful to investors because it enables them to perform meaningful comparisons of past and present operating results, and it is calculated in accordance with covenants of our most significant outstanding indebtedness.  Gerdau believes that using this information, along with net earnings, provides for a more complete analysis of the results of operations.  Net income is the most directly comparable GAAP measure.

(3)   Current liquidity ratio consists of current assets divided by current liabilities derived from the Company’s consolidated financial statements prepared in accordance with IFRS.

(4)   Includes short-term and long-term debt and debentures.

(5)   The ratio of Total Debt to Adjusted EBITDA is calculated in accordance with covenants of our most significant outstanding indebtedness containing financial covenants, which calculation may not be comparable to similarly titled measures of other companies, using Total Debt as of June 30, 2010 and 2009, and Adjusted EBITDA for the twelve-month periods ended as of June 30, 2010 and June 30, 2009.

(6)   The ratio of Adjusted EBITDA to Interest Expense is calculated in accordance with covenants of our most significant outstanding indebtedness containing financial covenants, which calculation may not be comparable to similarly titled measures of other companies, using the Adjusted EBITDA for the twelve-month periods ended as of June 30, 2010 and June 30, 2009, and Interest Expense (including financial expenses; gains and losses on derivatives, net; and capitalized interest and financial charges) for the twelve-month periods ended as of June 30, 2010 and June 30, 2009.

Gerdau’s main source of liquidity is the cash generated by its operating activities. In 2008, given significant acquisitions made by the Company, debt financing became an important source of liquidity. As the Company did not make any material acquisitions in 2009, the Company met its cash needs for 2009 primarily through a combination of operating cash flow, cash and cash equivalents, short-term investments and newly issued long-term debt instruments.

Cash Flows

Net cash provided by operating activities decreased 49%, from R$3.5 billion in the six-month period ended June 30, 2009 to R$1.8 billion in the corresponding period of 2010, due to new levels in market demand and consequent increase in production volumes, which impacted the Company’s inventories.

Net cash used in investing activities decreased 21% from R$987.2 million in the six-month period ended June 30, 2009 to R$782.6 million in the corresponding period of 2010, mainly as a result of reduction of additions to property, plant and equipment.

Regarding to net cash used in financing activities it decreased 12% from R$1.3 billion in the six-month period ended June 30, 2009 to R$1.1 billion in the corresponding period of 2010, mainly reflecting a reduction of repayment of loans and financing.

Cash, cash equivalents and short-term investments totaled R$4.3 billion on June 30, 2010, of which 38% was held by the Company’s subsidiaries abroad, mainly in U.S. dollars.

From December 31, 2009 to June 30, 2010 working capital (represented by accounts receivable from clients, plus inventories, less suppliers) increased 27%, from R$6.6 billion in the six-month period ended June 30, 2009 to R$8.4 billion in the corresponding period of 2010. The increase was mainly due to higher activity levels in market demand.

Indebtedness

The Company’s debt is used to finance investments in fixed assets, including the modernization and technological upgrade of its plants and the expansion of installed capacity, as well as for working capital, acquisitions and, depending on market conditions, short-term financial investments.

The following table profiles the Company’s debt at December 31, 2009, 2008 and 2007, and June 30, 2010:

	As of
	June 30, 2010	December 31, 2009	December 31, 2008	December 31, 2007
	(in thousands of Brazilian reais)
SHORT TERM:	1,482,827	1,356,781	3,933,119	2,539,110
Total short-term debt	650,360	735,197	1,929,812	1,371,908
Debt denominated in Brazilian reais	259,398	390,552	50,643	534,718
Debt denominated in foreign currency	390,962	344,645	1,879,169	837,190
Current portion of long-term debt	719,301	621,584	1,858,273	1,129,077
Debentures	113,166	—	145,034	38,125
LONG TERM:	13,270,376	13,164,134	19,300,717	13,364,279
Total long-term debt	13,513,983	13,184,739	20,453,275	13,590,205
Debt denominated in Brazilian reais	2,237,595	1,852,905	2,614,764	2,262,186
Debt denominated in foreign currency	11,276,388	11,331,834	17,838,511	11,328,019
Current portion of long-term debt	(719,301)	(621,584)	(1,858,273)	(1,129,077)
Debentures	475,694	600,979	705,715	903,151
TOTAL DEBT:	14,753,203	14,520,915	23,233,836	15,903,389
Short-term and long-term investments, restricted cash, cash and cash equivalents	4,317,334	4,819,348	5,490,809	5,139,373
NET DEBT(1)	10,435,869	9,701,567	17,743,027	10,764,016

(1)   The calculation of net debt is made by subtracting short-term investments, restricted cash, cash and cash equivalents from total debt.

Net debt (loans and financings, plus debentures and less cash, cash equivalents and investments) was R$10.4 billion on June 30, 2010.

Cash (cash, cash equivalents and investments) totaled R$4.3 billion on June 30, 2010 of which 38% was held by Gerdau’s subsidiaries abroad, mainly in U.S. dollars.

Gross debt (loans and financings, plus debentures) totaled R$14.8 billion on June 30, 2010 of which 10% was short-term (R$1.5 billion) and 90% was long-term (R$13.3 billion), with average maturity of 6 years and 10 months.

On June 30, 2010, the composition of gross debt was 21% in Brazilian reais, 36% in foreign currency owed by subsidiaries in Brazil and 43% owed in a variety of currencies contracted by Gerdau’s subsidiaries abroad.

On June 30, 2010, the weighted average nominal cost of gross debt was 8% for the amount denominated in Brazilian reais, 7% plus foreign-exchange variation for the amount denominated in U.S. dollars contracted by companies in Brazil and 4% for the amount owed by the subsidiaries abroad.

On June 30, 2010, the maturity profile of the Company’s long and short-term debt, including debentures, was as follows:

Short-term	R$ million
3rd quarter 2010	506
4th quarter 2010	394
1st quarter 2011	218
2nd quarter 2011	365
Total	1,483

Long-term	R$ million
2011	308
2012	3,236
2013	1,965
2014	710
2015 and after	7,051
Total	13,270

As of the date hereof, the Issuer had outstanding indebtedness in the amount of US$600 million.  As of June 30, 2010, the Company had approximately US$8.1 billion of consolidated indebtedness.  Approximately US$1.7 billion of this total amount was structurally senior to the bonds being sold in this offering, including US$56 million of the Company and the other Guarantors’ secured debt and US$1.7 billion of the Company’s and the Company’s non-guarantor subsidiaries’ debt, including trade payables.

During the period from June 30, 2010 through the date hereof the Company incurred additional indebtedness as follows:  (i) a R$150 million NCE (Nota de Crédito a Exportação) export-related financing from Banco do Brasil S.A. to Gerdau Açominas, (ii) a US$700 million facility provided by JPMorgan to Gerdau Steel North America Inc., as borrower, guaranteed by the Company and each of the other Guarantors, which was used for the payment of a portion of the purchase price of Gerdau Ameristeel on August 30, 2010, and (iii) on September 17, 2010, the Company’s wholly-owned subsidiary Gerdau Trade Inc. received disbursement of US$600 million under a finance facility with HSBC Bank USA, National Association, and Banco Santander (Brasil) S.A., the proceeds of which were used to redeem the Company’s perpetual bonds on September 22, 2010.